UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized disclosure report

RADISYS CORPORATION
(Exact Name of Registrant as Specified in Charter)

Oregon	0-26844	93-0945232
(State or other jurisdiction	(Commission	(IRS Employer
Of incorporation or organization)	File Number)	Identification No.)

5435 NE Dawson Creek Drive, Hillsboro, Oregon	97124
(Address of principal executive offices)	(Zip Code)

Allen Muhich (503) 615-1256
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

General
Unless required by context, or as otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to the “Company” and “Radisys” refer to Radisys Corporation and includes all of our consolidated subsidiaries.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Radisys Corporation is a provider of wireless infrastructure solutions to the telecom market. The term “conflict minerals” is defined by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and includes metals widely used in telecommunications equipment, including many of our products, regardless of origin. Our products fall into four categories: T-Series platform products (“ATCA”); Software Solutions, which is comprised of Trillium software and Media Resources Function (“MRF”); COM Express and Rackmount Servers (Com-E/RMS”); and Other Products. Conflict minerals are necessary for the functionality or production of products in all of our product categories, excluding the Trillium portion of Software Solutions. As such, we undertook due diligence measures to determine source and chain of custody of conflict minerals used in the production of our products, including a reasonable country of origin inquiry of the conflict minerals used in our products.

Item 1.02 Exhibit
A copy of Radisys Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on our website at www.radisys.com.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADISYS CORPORATION
(Registrant)

By:	/s/ Allen Muhich	May 30, 2014
	Allen Muhich	(Date)
Chief Financial Officer